FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. ____)

Telmex Internacional, S.A.B. de C.V.
(Name of Subject Company)
Telmex Internacional, S.A.B. de C.V.
(Names of Persons Filing Statement)
American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares
(Title of Class of Securities)
879690105 for L Share ADSs 879690204 for A Share ADSs
(CUSIP Number of Class Securities)
Rafael Robles Miaja Galicia y Robles, S.C. Boulevard Manuel Avila Camacho 24 Torre del Bosque Piso 7 Colonia: Lomas de Chapultepec México, D.F. 11000, México (5255) 5540-9225
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

 ☒Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMÉRICA MÓVIL WILL OFFER TO ACQUIRE ALL OF THE SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. THAT ARE NOT OWNED BY CARSO GLOBAL TELECOM, S.A.B. DE C.V.

In Mexico City, Federal District on January 14th, 2010; Telmex Internacional, S.A.B. de C.V. (Mexican Stock Exchange or BMV ticker symbol: “TELINT”; NYSE: “TII”, LATIBEX: “XTII”) hereby informs that it has been notified about the intention of América Móvil, S.A.B. de C.V (BMV and NYSE ticker symbol: “AMX”, NASDAQ “AMOV”) to carry out a public offer to exchange or purchase up to all of the ordinary, registered shares representing the capital stock of TELINT that are not owned by Carso Global Telecom, S.A.B. de C.V., as transcribed below:

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“América Móvil’s tender offer for Carso Global Telecom and Telmex Internacional”

Mexico City. January 13, 2010. América Móvil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it will launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by America Movil. The exchange ratio will be 2.0474 to 1, and thus, the shareholders of Telecom would receive 2.0474 shares of America Movil per each Telecom share.

If Telecom’s shareholders tender all their Telecom shares, America Movil would beneficially own 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”), and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). Telecom’s net indebtedness at the end of 2009 was approximately 22,017 million pesos.

America Movil also announced that it will launch an offer for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of America Movil per each Telmex Internacional share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered.

These transactions have been approved today by America Movil’s board of directors.

The tender offers would be subject to several relevant authorizations.

About AMX

America Movil is the leading provider of wireless services in Latin America. As of September 30, 2009, it had 194.3 million wireless subscribers and 3.8 million landlines in the Americas.

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Legal Disclaimer

This press release is not an offer of securities for sale in the United States, Mexico or elsewhere. Securities may not be offered or sold in the United States, in Mexico or in other jurisdictions, absent registration or an exemption from registration. Any public offering of securities in the United States or Mexico, if any, will be made by means of a prospectus and/or information statement that may be obtained from America Movil and that will contain additional information about America Movil, Carso Global Telecom, S.A.B. de C.V. and/or Telmex Internacional, S.A.B. de C.V. and their management, as well as financial statements and other material information.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The shares, that would be exchanged or purchased due to the offer, represent up to 39.3% of the capital stock of TELINT and do not comprise the shares already owned by Carso Global Telecom, S.A.B. de C.V. The offer will be subject to the necessary authorizations, including the approval of the National Banking and Securities Commission.

Said proposal was received with interest by the Board of Directors of TELINT, which resolved that the Audit and Corporate Practices Committee of TELINT will proceed according to the terms of the applicable provisions, including preparing the opinions and hiring the necessary experts and consultants to analyze it for the successful completion of the offer.

The Board of Directors of TELINT, according to the terms of Article Twelve of the bylaws of TELINT, hereby authorizes America Móvil to begin its offer.

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This press release is not an offer for any kind of shares. The securities referred herein cannot be subject to a public offer until the National Banking and Securities Commission grants its approval to such offer in terms of the Securities Exchange Act.
Limitation of Liability: This press release contains certain forecasts or projections, which reflect the current views and/or expectations of the company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event, neither the company nor any of its subsidiaries, affiliates, directors, officers, agents or employees will be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

This communication has been made public by Telmex Internacional, S.A.B. de C.V. (“Telint”). Investors are urged to read Telint’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Telint with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Telint with the SEC that are related to the proposed offer by America Móvil, S.A.B. de C.V. (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Telint’s website at www.telmexinternacional.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: SCHEDULE 14D-9